Exhibit 99.1

ProQR Therapeutics N.V. Press Release June 1, 2016

FINAL – FOR RELEASE

ProQR’s Drug Candidate QR-110 for Leber’s Congenital Amaurosis Type 10 Receives EMA and FDA Orphan Drug Designation

LEIDEN, the Netherlands, June 1, 2016 — ProQR Therapeutics N.V. (Nasdaq: PRQR) today announced that the company’s investigational drug QR-110 has received orphan drug designation (ODD) from both the U.S. Food and Drug Administration (FDA) and the European Medicines Agency (EMA) for the treatment of Leber’s congenital amaurosis Type 10 (LCA10), the most common cause of genetic blindness in childhood.

ODD in the U.S. and the European Union confers a special status for investigational drugs that are being developed for rare diseases. We expect that development of QR-110 will benefit from tax credits for certain research and a waiver of the NDA application user fee, as well as market exclusivity for seven years in the US for the product and its indication, and ten years in the European Union after market approval.

“LCA10 is a severe genetic eye disease that causes children to go blind in the first few years of life and there is currently no approved therapy available for these patients. We are working on a novel and elegant approach to make a meaningful impact on the lives of patients suffering from LCA10 due to the p.Cys998X mutation”, said Daniel de Boer, Chief Executive Officer of ProQR. “Obtaining orphan drug designations from EMA and FDA for QR-110 highlights the high unmet need in for this disease and are important milestones for our program.”

About LCA10

Leber’s congenital amaurosis is the most common cause of blindness in children and consists of a group of diseases of which LCA Type 10 (LCA10) is one of the more severe forms. LCA10 leads to progressive loss of vision causing most patients to lose their sight in the first few years of life. To date, there are no treatments approved or products in clinical development that treat the underlying cause of the disease. LCA10 is an autosomal recessive disease caused by mutations in the CEP290 gene. The p.Cys998X mutation, the leading cause of LCA10, is a point mutation in the CEP290 gene resulting in an activation of a cryptic splice site. Although prevalence rates vary, we believe approximately 2,000 people in the Western world have LCA10because of this mutation. The mutated gene and the resulting defective protein lead to dysfunction of the light perceiving cells in the retina (rods and cones), eventually causing blindness.

About QR-110

QR-110 is a first-in-class oligonucleotide, designed to address the underlying cause of LCA10 due to the p.Cys998X mutation. QR-110 is designed to restore wild-type, or normal CEP290 mRNA by binding the pre-mRNA and thereby restoring normal splicing of the pre-mRNA leading to the expression of wild-type CEP 290 protein. QR-110 is designed to be administered through intravitreal injections in the eye.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe orphan diseases such as cystic fibrosis and Leber’s congenital amaurosis. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind. Since 2012.

ProQR Therapeutics N.V. | Darwinweg 24, 2333 CR Leiden, The Netherlands | +31 88 166 7000 | info@proqr.com | www.proqr.com

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding QR-110, including its clinical development and therapeutic potential, and the orphan drug designations for QR-110 for the treatment of LCA10. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with our clinical development activities, manufacturing processes and facilities, regulatory oversight, product commercialization, intellectual property claims, and the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

ProQR Therapeutics N.V.:

Sariette Witte

Head of Communications

T: +1 213 261 8891

ir@proqr.com